R. Scott Falk To Call Writer Directly: (312) 862-2340 sfalk@kirkland.com	300 North LaSalle Chicago, IL 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

May 16, 2016

VIA EDGAR FILING

Perry J. Hindin, Special Counsel

U.S. Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:       Tribune Publishing Company

Definitive Proxy Statement on Schedule 14A

Filed April 19, 2016

Current Reports on Form 8-K

Filed May 5 and 9, 2016

File No. 1-36230

Dear Mr. Hindin:

On behalf of our client, Tribune Publishing Company (“Tribune”), we are writing to respond to the comments set forth in the comment letter of the staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 12, 2016, relating to the filings referenced above.  For the Staff’s convenience, the text of each of the Staff’s comments is set forth below in italics followed by Tribune’s response.

Definitive Proxy Statement on Schedule 14A

1.            We note that Gannett Co., Inc. filed a preliminary proxy statement under Schedule 14A to solicit proxies seeking to withhold votes on the election of each of the company’s nominees at your upcoming annual meeting. Please disclose in a revised definitive proxy statement the existence of Gannett’s solicitation in opposition. For guidance, refer to Rule 14a-9 and telephone interpretation I.G.2 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at https://www.sec.gov/interps/telephone/phonesupplement3.htm. Please also provide the disclosure required by Items 4(b) and 5(b) of Schedule 14A. Please refer to Schedule 14A

Beijing	Chicago	Hong Kong	Houston	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

May 16, 2016

and Rule 14a-12(c). Please advise us of the method of dissemination to stockholders of this additional information and why the company believes such method is sufficient.

Response:  In summary, Tribune believes it is not required by Rule 14a-9, Rule 14a-12(c) or telephone interpretation I.G.2 referred to above to disclose any information regarding Gannett Co., Inc.’s (“Gannett”) preliminary proxy statement seeking to withhold votes on Tribune’s director nominees for two primary reasons: (1) Tribune is not soliciting proxies under Rule 14a-12(c) “for the purposes of opposing a solicitation” and (2) Tribune does not believe that Gannett’s solicitation is in fact a solicitation “with respect to the election or removal of directors at any annual or special meeting of security holders” as required to trigger the requirements under Rule 14a-12(c), but is instead a Gannett-described “shareholder referendum” on a matter unrelated to the election of directors and that is not on the agenda for the meeting.  Tribune had no knowledge of the Gannett solicitation at the time it filed definitive proxy materials, has not acknowledged the Gannett solicitation since then, and believes that the Gannett solicitation is a mere tactic to divert attention away from the matters on the annual meeting agenda (the election of directors) and toward Gannett’s unsolicited proposal to acquire Tribune for $12.25 per share in cash (the “Gannett Proposal”), which the Tribune board unanimously rejected on May 5, 2016.  As the Gannett solicitation is not capable of affecting the outcome of the Tribune director election, it is effectively a non-solicitation and one not worth dignifying with a response.

Tribune filed its definitive proxy statement on April 19, 2016, nearly two weeks prior to the May 2, 2016 commencement of Gannett’s solicitation.  At the time of the filing and distribution of Tribune’s definitive proxy statement, Tribune did not know, and had no reason to know, of Gannett’s intention to solicit proxies in respect of Tribune’s 2016 annual meeting.  Tribune’s definitive materials therefore were not required to address the Gannett solicitation.

Since then, Tribune has not opposed Gannett’s withhold campaign because, as Gannett itself acknowledges, the Gannett solicitation is practically meaningless.  Tribune’s nominees are unopposed, will be elected by a plurality of affirmative votes cast at Tribune’s annual meeting, and will be elected regardless of the Gannett solicitation.  Gannett agrees, stating in its preliminary proxy statement that “a withhold vote . . . will have no effect on the election of such nominees” at the annual meeting.  Amendment No. 1 to Schedule 14A filed by Gannett, May 13, 2016 (the “Gannett Proxy Statement”), at page 5.  Accordingly, Tribune has not disseminated soliciting materials that argue against the Gannett solicitation and therefore does not oppose it pursuant to Rule 14a-12(c).

Tribune acknowledges that Rule 14a-9 requires that a proxy statement may not contain “any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any

May 16, 2016

material fact necessary in order to make the statements therein not false or misleading” (emphasis added).  For the reasons above, Tribune does not believe that its definitive proxy materials omit any statement of material fact necessary to make them not false or misleading.

In addition, Tribune believes that telephone interpretation I.G.2 is not applicable to these facts for two reasons.  First, the interpretation addresses a situation where a registrant knew of a solicitation in opposition at the time it filed its definitive materials, facts which are not present here.  Second, unlike this situation, the telephone interpretation addresses a solicitation where the opposing solicitation was actually meaningful to shareholders’ voting decision — there were alternative nominees for shareholders to consider.  As we explain below, Gannett admits that its solicitation is not even about the election of directors and is instead being used to give Gannett a means it does not otherwise have to hold a “referendum” on the Gannett Proposal.  Accordingly, Tribune does not believe that telephone interpretation I.G.2 alters the analysis under Rule 14a-9 on these facts.

In short, Tribune is not opposing Gannett’s solicitation.  Therefore, Tribune does not believe that the application of the proxy rules to force Tribune to comment in opposition to Gannett’s solicitation is appropriate (or advances the purposes of the proxy rules) because Tribune is not soliciting proxies “for the purpose of opposing a solicitation” subject to Rule 14a-12(c).

Indeed, the only matters to be acted upon at Tribune’s 2016 annual meeting and to which Tribune’s proxy statement relates are the election of Tribune’s directors, the advisory vote on 2015 executive compensation, the approval of an amendment to the Tribune equity incentive plan, and the ratification of the selection of Tribune’s accounting firm.  The Gannett Proposal is not on the agenda.  Gannett’s solicitation, while presented in the guise of a “withhold” campaign in the election of Tribune directors, is in fact not that.  Rather, it is ruse designed to provide Gannett with a communications conduit through which to discuss the Gannett Proposal with Tribune shareholders.  Gannett admitted this fact in its press release announcing its solicitation: “Gannett intends to solicit ‘withhold’ votes in connection with the election of all eight nominees to the Tribune Board of Directors as a referendum . . .  regarding Gannett’s proposal to acquire Tribune for $12.25 per share in cash.” Exhibit 99.1 to Gannett’s Current Report on Form 8-K, filed May 2, 2016 (emphasis added).  In reviewing the Gannett preliminary proxy materials and related solicitation materials, Tribune believes it is clear that the true purpose of Gannett’s solicitation has nothing to do with director elections and is designed entirely to advance the Gannett Proposal. The additional soliciting materials filed by Gannett on May 13, 2016, a relevant excerpt of which is attached as Exhibit A, demonstrate this: the entire presentation is focused on Gannett’s belief in the merits of the Gannett Proposal, with multiple slides discussing its views on why the Tribune board of directors should accept it.  The introductory slide states that the solicitation is designed not to achieve the election of any particular directors but rather to force the Tribune

May 16, 2016

board to “enter into serious, constructive discussions with Gannett” regarding its proposal, which is not on the meeting agenda.  But even if Gannett’s solicitation is successful, it will have “no effect” on the constitution of the Tribune board of directors following the vote.  Gannett Proxy Statement, at page 5.

Tribune believes that a disclosure requirement, if imposed by the Staff here, would give more air time to a cynical and futile proxy solicitation. Tribune respectfully submits to the Staff that the Gannett solicitation is not in fact a solicitation “with respect to the election or removal of directors at any annual or special meeting of security holders” and so should not trigger the requirements under Rule 14a-12(c) and should not give rise to a requirement to file the additional disclosure of Items 4(b) and 5(b) of Schedule 14A.

We have been unable to find a precedent situation in which the Staff has required a registrant to respond where the opposing solicitation would have no effect on the election and where the opposing solicitation is being made to advance an ulterior motive not on the meeting agenda.  The closest precedents where disclosure was required are all clearly distinguishable.  For example, in the 2015 withhold campaign conducted by H Partners Management, LLC (“H Partners”) in respect of the Tempur Sealy International, Inc. (“Tempur Sealy”) annual meeting, the opposing solicitation by H Partners was not a pretext to advance a proposal by H Partners to acquire Tempur Sealy, and Tempur Sealy had a vested interest is soliciting against the withhold campaign because its nominees required a majority of the votes cast to be elected.  Tempur Sealy thus chose to oppose the H Partners solicitation in substance.  In the 2010 proxy fight in respect of the Lions Gate Entertainment Corp. annual meeting, affiliates of Carl Icahn had actually nominated alternative candidates to the board of directors.  And in the 2009 withhold campaign conducted by P. Schoenfeld Asset Management (“PSAM”) in respect of the Saks Incorporated (“Saks”) annual meeting, although Saks-nominated directors needed to obtain only a plurality of the votes cast and PSAM had not nominated alternative candidates for election, PSAM was not seeking to acquire Saks, and PSAM had placed two proposals for shareholders’ consideration on the meeting agenda.  Saks therefore elected to engage in a debate about the merits of PSAM’s solicitation and opposed PSAM’s solicitation.  In none of these prior cases did the dissident shareholder commence a futile and meaningless withhold campaign as a mere ploy to advance its simultaneous proposal to seek to acquire the registrant.  And in none of these prior cases did the the registrant elect not to oppose the dissident campaign.

Based on the above, Tribune concluded that it is not required under Rule 14a-9 or Rule 14a-12(c) to file revised definitive proxy materials addressing the Gannett solicitation.  We respectfully request the Staff to provide relief from this comment given the facts at hand.

May 16, 2016

Current Reports on Form 8-K filed May 5 and 9, 2016

2.            Please advise us as to what consideration you have given to filing these communications, as well as those filed on May 9, 2016, as definitive additional materials under the cover of Schedule 14A pursuant to Rule 14a-6(b), in light of Gannett’s solicitation to withhold votes on the company’s directors. Refer to Rule 14a-1(l), which sets forth the definition of “solicitation,” which includes communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. Both filings contain communications arguing against Gannett’s offer, and given that Gannett has disclosed that its intention for soliciting “withhold” votes is to “send a clear message to the Board that Tribune stockholders support good-faith negotiations concerning [its] proposal,” any discussion by Tribune regarding the merits of Gannett’s offer would appear reasonably calculated to result in the procurement of proxies voting in favor of Tribune’s nominees.

Response:  Please see Tribune’s response to Comment 1.  In addition, Tribune believes that its communications on May 5 and 9, 2016 were not reasonably calculated to result in the procurement, withholding or revocation of a proxy.  Instead, Tribune believes that such communications were designed to communicate the Tribune board of directors’ conclusion that the Gannett Proposal was not in the best interest of Tribune’s shareholders.  Tribune acknowledges that it has made public statements in opposition to the Gannett Proposal. But Tribune strongly believes that opposing the Gannett Proposal is separate and distinct from opposing the Gannett solicitation for the reasons stated above, including the fact that Gannett itself has publicly acknowledged that its solicitation is futile and that the sole purpose in pursuing the solicitation is to hold a “referendum” on the Gannett Proposal, rather than to address topics that are on the meeting agenda.  We respectfully request the Staff to provide relief from this comment given the facts at hand.

***

Tribune has authorized us to advise the Staff that it acknowledges that:

•    Tribune is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 Tribune may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

May 16, 2016

Please call me at (312) 862-2340 should you wish to discuss the matters addressed above. Thank you for your attention to this matter.

Very truly yours,

/s/ R. Scott Falk

cc:      Julie K. Xanders

Executive Vice President, General Counsel

Tribune Publishing Company

May 16, 2016

Exhibit A

See Attached